Tenaris	Press Release

Gerardo Varela
Tenaris
(011) 525-55-282-9913
www.tenaris.com

Tenaris Issues Update on the BHP Lawsuit against Dalmine

Luxembourg, February 7, 2003 — With reference to the lawsuit brought against its subsidiary, Dalmine S.p.A., by a consortium led by BHP Petroleum Ltd. in connection with alleged defects in pipe manufactured by Dalmine for use in constructing a submarine gas pipeline, Tenaris (TS: NYSE, Buenos Aires, Mexico and TEN: MTA Italy) announces the Court of Appeals in London decided to dismiss Dalmine’s appeal against the first instance judgment. The litigation will now focus on the quantification of damages. A judgment is expected to be issued on the subject during the first semester of 2004.

The pipes that are the subject of the suit were manufactured and sold prior to the privatization of Dalmine. The Tenaris company that was party to the privatization contract, Techint Investments Netherlands B.V., has initiated arbitration proceedings against Fintecna SpA, an entity owned by the Italian Treasury and successor of the seller of Dalmine, to cause Fintecna to indemnify Dalmine for the damages that Dalmine may have to pay to BHP as a result of these proceedings.

Details of this litigation were disclosed in the offering documents issued in connection with the exchange offer completed in December 2002 and these can be viewed at www.tenaris.com.

Tenaris, a company organized in Luxembourg, is a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and mechanical industries.